International Endeavors Corporation
Unit 2, Level 6,
Westin Centre,
26 Hung To Road,
Kwun Tong, Hong Kong

Via Email

June 16, 2025

Division of Corporation Finance
Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Pam Howell

Dear Ms. Howell,

Re: International Endeavors Corporation (the “IDVV”)
Registration Statement on Form 10-12G
Filed May 30, 2025
File No. 000-55649

The Company is submitting this letter in response to the comment provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission in its letter dated June 6, 2025 (the “Comment Letter”) with respect to the Registration Statement on Form 10-12G filed with the Commission on May 30, 2025 (the “Form 10”) through EDGAR.

For your convenience, we have repeated the Staff’s comment below in bold text, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in the Form 10.

Registration Statement on Form 10-12G filed on May 30, 2025

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, you have not included audited financial statements of International Endeavors Corporation in accordance with Article 8 of Regulation S-X, as required by Item 13 of Form 10.

Response: The Company respectfully advises that the omission of audited financial statements for IDVV in connection with the Form 10 is based on the structure of the recently completed reverse acquisition and on applicable SEC guidance, including SEC Financial Reporting Manual Topic 12.

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Reverse Acquisition Transaction (the “Transaction”) and Accounting Acquirer

As disclosed in the Form 10-12G, IDVV recently completed a reverse acquisition of ModuLink Investment Limited and its subsidiaries (collectively, the “ModuLink Group”), a private operating company. Following the Transaction, ModuLink Group became the operating business of the registrant.

Under SEC Financial Reporting Manual Topic 12, when a private operating company merges with a public company with no or nominal operations, the private company is treated as the accounting acquirer, and the public entity is treated as the legal acquirer for SEC reporting purposes. Accordingly, the historical financial statements of the registrant reflect those of the accounting acquirer - in this case, ModuLink Group.

Status of IDVV Prior to the Transaction

Prior to the Transaction, IDVV had limited assets and no significant ongoing business operations, but it maintained a functioning corporate structure, incurred ongoing expenses, and held non-cash assets such as accounts receivable, goodwill and contractual rights, etc. In addition, as part of the Transaction, the existing business of IDVV was agreed to be taken up by its former controlling shareholder. Therefore, the post-merger business operations of the registrant will consist solely of those carried out by ModuLink Group.

While IDVV’s historical activities were minimal, we respectfully maintain that it does not meet the definition of a “shell company” under Rule 405 of the Securities Act of 1933. Given its status as an alternative reporting company and the absence of any requirement for audited financial statements during the relevant periods, we believe it is appropriate to present only the financial statements of the accounting acquirer. In support of this position, we highlight the following:

•	IDVV’s historical business was limited in scope and complexity;

•	Its financial information was publicly disclosed through alternative reporting;

•	All historical operations and assets have been fully divested and are no longer part of the registrant’s business; and

•	The registrant’s current and future operations are exclusively those of ModuLink Group, which will provide fully audited financial statements going forward.

Financial Statement Presentation and Regulatory Compliance

The Company acknowledges the general requirement under Form 10 and Regulation S-X for registrants to include audited financial statements. However, in reverse acquisition scenarios where the accounting acquirer is a private operating company (ModuLink Group) and the legal acquirer (IDVV) has minimal prior operations, the presentation of only the financial statements of the accounting acquirer may be appropriate, particularly where the following conditions are satisfied:

•	The audited financial statements of the accounting acquirer are presented in full;
•	The nature and terms of the reverse acquisition are clearly disclosed;
•	The legal acquirer had no material operations prior to the reverse acquisition; and
•	The ongoing business of the registrant is that of the accounting acquirer.

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In this filing, the Company has included two years of audited financial statements for ModuLink Group, prepared by a PCAOB-registered independent public accounting firm, in accordance with Rule 8-04 of Regulation S-X, applicable to smaller reporting companies. In addition, pursuant to Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”, an unaudited pro forma condensed combined financial information presents the combination of the financial information of ModuLink Group and IDVV that adjusted to give effect to the business acquisition, the related share exchange transaction and reverse capitalization adjustments.

Conclusion

In light of the circumstances described above and the applicable SEC guidance, we respectfully believe that the presentation of ModuLink Group’s audited financial statements and the omission of audited financial statements of IDVV is appropriate and compliant with applicable SEC rules and interpretive guidance. We believe the filing provides investors with complete, relevant, and decision-useful information regarding the financial condition and operations of the registrant.

We appreciate the Staff’s time and consideration, and we are available to provide any additional information or clarification that may be required.

Sincerely,
/s/ FU, Wah

FU, Wah
Chief Executive Officer
International Endeavors Corporation

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